UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cole National Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

193290103

(CUSIP Number)

December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

_____ Rule 13d-1(b)

_____ Rule 13d-1(c)

__X__ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 193290103

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Stephen N. Joffe, M.D.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO. 193290103

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sandra F.W. Joffe

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [ ]

(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

0%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

Item 1.

(a)	Name of Issuer:	Cole National Corporation
(b)	Address of Issuer's Principal Executive Office:
Cole National Corporation
5915 Landerbrook Drive
Cleveland, Ohio 44124-4034

Item 2.

(a)	Name of Person Filing:	Stephen N. Joffe, M.D. and Sandra F.W. Joffe
(b)	Address of Principal Business Office:
7840 Montgomery Road
Cincinnati, Ohio 45236
(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	193290103

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

(a)	Amount Beneficially Owned:	See Item 9 of the cover page.
(b)	Percent of Class:	See Item 11 of the cover page.
(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	See Item 5 of the cover page.
	(ii) shared power to vote or to direct the vote:	See Item 6 of the cover page.
	(iii) sole power to dispose or direct the disposition of:	See Item 7 of the cover page.
	(iv) shared power to dispose or direct the disposition of:	See Item 8 of the cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following __X__

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Member of the Group.

N/A -- Dr. and Mrs. Joffe are husband and wife.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

January 16, 2002
Date

/s/ Stephen N. Joffe
Signature

Stephen N. Joffe
Name/Title

January 16, 2002
Date

/s/ Sandra F. W. Joffe_
Signature

Sandra F.W. Joffe
Name/Title